Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-234452

July 20, 2020

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated July 20, 2020, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

FLIR SYSTEMS, INC.

Final Term Sheet

July 20, 2020

Issuer:	FLIR Systems, Inc.
Title of Securities:	2.500% Notes due 2030
Principal Amount:	$500,000,000
Maturity Date:	August 1, 2030
Coupon (Interest Rate):	2.500% per year
Yield to Maturity:	2.522%
Benchmark Treasury:	0.625% due May 15, 2030
Spread to Benchmark Treasury:	T + 190 bps
Benchmark Treasury Price and Yield:	100-01; 0.622%
Interest Payment Dates:	February 1 and August 1 of each year, beginning February 1, 2021
Record Dates:	January 15 and July 15 of each year

Redemption Provision:

The issuer may redeem the notes at its option, at any time prior to May 1, 2030, in whole or from time to time in part, at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any interest accrued as of the date of redemption) from the date of redemption through May 1, 2030 (the date that is three months prior to the stated maturity of the notes being redeemed), in each case discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate (as defined in the prospectus supplement) plus 30 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

The issuer may redeem the notes at its option, at any time on or after May 1, 2030 (the date that is three months prior to the stated maturity of the notes being redeemed), in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

Price to Public:	99.807%, plus accrued interest, if any
Trade Date:	July 20, 2020
Settlement Date:	August 3, 2020 (T+10)
Ratings:	Baa3 (Stable) by Moody’s Investors Service, Inc. BBB (Stable) by S&P Global Ratings, a division of S&P Global Inc. BBB (Stable) by Fitch Ratings, Inc.
CUSIP/ISIN:	302445 AE1/US302445AE15
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC
Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

U.S. Bancorp Investments, Inc. is an affiliate of the trustee under the indenture governing the notes

The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the documents if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com or by calling J.P. Morgan Securities LLC at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.